P  R  E  S  S      R  E  L  E  A  S  E
                              FOR IMMEDIATE RELEASE

                    PIZZA INN APPOINTS TWO NEW BOARD MEMBERS

DALLAS, TEXAS - DECEMBER 19, 2002 - PIZZA INN, INC. (NASDAQ:PZZI) announced that two representatives of Newcastle Partners were appointed to its Board of Directors effective today. Joining the Board from Newcastle Partners are Mark
E. Schwarz and Steven J. Pully. Mr. Schwarz has served as the sole general partner of Newcastle Partners since 1993 and currently serves on the Board of Directors of six other public companies. Mr. Pully has over sixteen years of experience in investment banking, private equity and law, and is licensed as both an attorney and a CPA. Recently, Newcastle Partners filed a Schedule 13D statement reporting an aggregate amount of beneficial ownership in Pizza Inn stock of 3,270,000 or approximately 32.5% of the outstanding shares.

Ronnie Parker, President and Chief Executive Officer of Pizza Inn, stated, "We welcome Newcastle Partners led by Mark Schwarz as new members of our Pizza Inn family. He and his group are experienced and successful investors who bring additional strength and expertise to our Company and Board of Directors. Our meetings and discussions have validated our common goal of continuing to grow and improve Pizza Inn for the benefit of everyone involved, especially our franchisees and shareholders."

Mark Schwarz stated, "We are extremely happy to now be a part of Pizza Inn and look forward to working with the Company's strong management team to help bring added value and continued success to Pizza Inn. We are committed to quality growth focused on the strength and success of Pizza Inn's franchisees."

Messrs. Schwarz and Pully will fill positions opened by the resignations today of two existing Board members, Ramon D. Phillips and B. Keith Clark. Mr. Phillips, a franchisee of the Company, will become an advisor to the Board of Directors and will continue to assist the Company. Mr. Clark will continue his existing responsibilities with the Company as Senior Vice President - Corporate Development, General Counsel and Corporate Secretary.

Mr. Parker stated, "All of us at Pizza Inn sincerely thank Ray Phillips for more than 25 years of leadership. His loyalty and contributions during this time as an executive, franchisee and, most recently, as a board member for the last twelve years have been very important to our success. We thank him and look forward to working with him in his new responsibilities."

Mr. Parker added, "We also appreciate the contributions of Keith Clark to our Board of Directors during a difficult period. In his six years with the Company, Keith has consistently shown his ability to handle the difficult tasks while always keeping the best interests of the Company at heart. We will count on more of the same from him going forward."

Pizza Inn also announced that it held its annual meeting of shareholders on December 18. At that meeting, all four directors nominated by the Board were elected with each receiving at least 97% of the shares voted.